UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 24 May 2017
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Gold Fields Limited
Incorporated in the Republic of South Africa)
Registration Number 1968/004880/06)
JSE, NYSE, DIFX Share Code: GFI
ISIN: ZAE000018123
"Gold Fields" or “the Company”)
RESULTS OF ANNUAL GENERAL MEETING OF GOLD FIELDS LIMITED HELD ON 24 MAY
2017 AND CHANGES TO THE BOARD
Shareholders are advised that at the Annual General Meeting of Gold Fields
Limited held on Wednesday 24 May 2017, the ordinary and special resolutions, as well as advisory endorsement of the company’s remuneration policy, as set out in the notice of the annual general meeting dispatched to shareholders on 21 April 2017 were passed, on a poll, by the requisite majorities.

Details of the results of the voting are as follows:

Total issued share capital:                                                                                   821,532,707
Total number of shares present/
represented including proxies at the meeting:
702,751,750
being 86% of the total votable shares
Ordinary
resolutions
Number of
shares
voted
Shares
voted for:
Shares
voted
against:
Shares
abstained:
1.Re-
appointment of
auditors
702,088,126            701,227,480              860,646
663,624
% of total
issued
shares
% of shares
voted
% of
shares
voted
% of total
issued
shares
100%
99.88%
0.12%
0.08%
2.1 Re-election
of a director:
TP Goodlace
701,858,256             701,357.870             500,386
893,494
% of total
issued
shares
% of shares
voted
% of
shares
voted
% of total
issued
shares
100%
99.93%
0.07%
0.11%
2.2 Re-election
of a director:
A Andani
701,855,526             701,330,479             525,047
896,224
% of total
issued
shares
% of total
issued
shares
% of total
issued
shares
% of total
issued
shares
100%
99.93%
0.07%
0.11%
2.3 Re-election
of a director:
PJ Bacchus
701,855,302             701,351,801              503,501
896 448
% of total
issued
shares
% of total
issued
shares
% of total
issued
shares
% of total
issued
shares
100%
99.93%
0.07%
0.11%
2.4 Re-election
of a director:
701,861,017              701,361,912              499,105
890,733
% of total                   % of total              % of total              % of total

YGH Suleman issued
shares
issued
shares
issued
shares
issued
shares
100% 99.93% 0.07% 0.11%
2.5 Re-election
of a director:C
Letton
701,850,662              701,406,993               443,669 901,088
% of total
issued
shares
% of total
issued
shares
% of total
issued
shares
% of total
issued
shares
100% 99.94% 0.06% 0.11%
2.6 Re-election
of a director:
NJ Holland
701,851,482              701,222,543               628,939 900,268
% of total
issued
shares
% of total
issued
shares
% of total
issued
shares
% of total
issued
shares
100% 99.91% 0.09% 0.11%
2.7 Re-election
of a director:
PA Schmidt
701,858,264             701,260,525                 597,739 893,486
% of total
issued
shares
% of total
issued
shares
% of total
issued
shares
% of total
issued
shares
100% 99.91% 0.09% 0.11%
3.1. Re-
election of
Audit Committee
member: YGH
Suleman
701,853,481              701,367,409               486,072 898,269
% of total
issued
shares
% of shares
voted
% of
shares
voted
% of total
issued
shares
100% 99.93% 0.07% 0.11%
3.2. Re-
election of a
member of the
Audit
Committee:A
Andani
701,836,148              701,333,326               502,822 915,602
% of total
issued
shares
% of shares
voted
% of
shares
voted
% of total
issued
shares
100% 99.93% 0.07% 0.11%
3.3 Re-election
of a member of
the Audit
Committee: PJ
Bacchus
701,840,435              697,644,470                4,195,965                911,315
% of total
issued
shares
% of total
issued
shares
% of total
issued
shares
% of total
issued
shares
100% 99.40% 0.60% 0.11%
3.4 Re-election
of a member of
the Audit
Committee: RP
Menell
701,843,576              701,402,749                440,827 908,174
% of total
issued
shares
% of total
issued
shares
% of total
issued
shares
% of total
issued
shares
100% 99.94% 0.06% 0.11%
3.5 Re-election
of the member
of the Audit
Committee: DMJ
Ncube
701,827,431              696,920,863                4,906,568                 924,319
% of total
issued
shares
% of total
issued
shares
% of total
issued
shares
% of total
issued
shares
100% 99.30% 0.70% 0.11%
4. Approval for
the issue of
authorised but
unissued
ordinary shares
701,833,129              618,735,631               83,097,498              918,621
% of total
issued
shares
% of shares
voted
% of
shares
voted
% of total
issued
shares
100% 88.16% 11.84% 0.11%

Special
resolutions
Number of
shares
voted
Shares
voted for:
Shares
voted
against:
Shares
abstained:
1.Approval for
the conversion
of par value
shares to no
par value share
701,811,391               632,889,913              68,921,478              940,359
% of total
issued
shares
% of total
issued
shares
% of total
issued
shares
% of total
issued
shares
100% 90.18% 9.82% 0.11%
2. Approval for
the increase in
the authorised
share capital
701,854,052               618,402,653                83,451,399              897,698
% of total
issued
shares
% of shares
voted
% of
shares
voted
% of total
issued
shares
100% 88.11% 11.89% 0.11%
3.Approval for
the issuing of
equity
securities for
cash
701,896,058              618,236,418                83,659,640              855,692
% of total
issued
shares
% of total
issued
shares
% of total
issued
shares
% of total
issued
shares
100% 88.08% 11.92% 0.10%
Advisory
endorsement of
the
remuneration
policy
690,150,036             669,299,397                20,850,639              12,601,714
% of total
issued
shares
% of shares
voted
% of
shares
voted
% of
shares
voted
100% 96.98% 3.02% 1.53%
4. Approval for
the
remuneration of
non-executive
directors
701,700,805              697,414,370                 4,286,435              1,050,945
% of total
issued
shares
% of shares
voted
% of
shares
voted
% of total
issued
shares
100% 99.39% 0.61% 0.13%
5. Approval for
the Company to
grant inter-
group financial
assistance in
terms of
section 44 and
45 of the Act
701,666,714               699,382,194               2,284,520                 1,085,036
% of total
issued
shares
% of shares
voted
% of
shares
voted
% of total
issued
shares
100% 99.67% 0.33% 0.13%
6. Acquisition
of the
Company’s own
shares
701,807,710              643,281,709               58,526,001                944,040
% of total
issued
shares
% of shares
voted
% of
shares
voted
% of
shares
voted
100% 91.66% 8.34% 0.11%
7.Amendments to
the existing
Memorandum of
Incorporation
701,677,723               620,945,786              80,731,937              1,074,027
% of total
issued
shares
% of shares
voted
% of
shares
voted
% of
shares
voted
100% 88.49% 11.51% 0.31%

Over 86% of votable shares were represented at the AGM.

The special resolutions will be filed with the Companies and Intellectual
Property Commission in accordance with the requirements of the Companies
Act, No 71 of 2008.

In terms of paragraph 3.59 of the JSE Limited’s Listings Requirements, shareholders are advised that Ms Gayle Wilson, who is the current chair of the Audit Committee, has retired as a non-executive director of the Gold
Fields board of directors (“the Board”), with effect from this AGM. The
Board would like to thank Ms Wilson for her valuable contribution to the
Company over the past 9 years and wish her everything of the best in her future endeavours.

Mr YGH Suleman will serve as the new Chair of the Audit Committee with effect from this AGM.

24 May 2017
Sponsor
J.P. Morgan Equities South Africa (Pty) Ltd

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED

Dated: 24 May 2017
By: /s/ Nicholas J. Holland
Name: Nicholas J. Holland
Title: Chief Executive Officer